Exhibit 99.1

Press Release, June 5, 2018

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION

WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

InterXion Holding N.V. Announces Private Offering of €1,000,000,000 of Senior Notes due 2025

Amsterdam, The Netherlands — June 5, 2018 - InterXion Holding N.V. (“InterXion”, “we, “us”, or the “Company”) (NYSE: INXN) today announced that it intends to offer, subject to market and other conditions, €1,000,000,000 aggregate principal amount of senior notes due 2025 (the “Notes”) and that it expects to enter into a new €200,000,000 senior unsecured revolving credit facility (the “Revolving Credit Facility”) upon completion of the offering of the Notes. The Notes and the Revolving Credit Facility will be guaranteed by certain subsidiaries of the Company.

The Company expects to use proceeds from the offering of the Notes (i) to redeem the entire outstanding principal amount of its €625 million 6.00% senior secured notes due 2020, (ii) to repay €100 million in amounts drawn under its €100 million super senior revolving credit facility, €100 million in amounts drawn under its €100 million senior secured revolving facility, €50 million in amounts drawn under its €225 million unsecured subordinated revolving credit facility and to terminate each of these facilities, (iii) for general corporate purposes and (iv) to pay fees and expenses incurred in connection with the offering and the refinancing.

The Notes and the guarantees thereof have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the Notes will be offered only to qualified institutional buyers and to persons outside the United States in reliance on Rule 144A and Regulation S under the Securities Act, respectively. Unless so registered, the Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Neither the content of InterXion’s website nor any website accessible by hyperlinks on InterXion’s website is incorporated in, or forms part of, this announcement. The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in InterXion’s filings with the Securities and Exchange Commission. InterXion does not assume any obligation to update the forward-looking information contained in this press release.

Contact:

Jim Huseby

Investor Relations

InterXion

Tel: +1-813-644-9399

IR@interxion.com

Promotion of the Notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the Notes are not being promoted to the general public in the United Kingdom. In the United Kingdom, this announcement is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity within the meaning of section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons in the United Kingdom and must not be acted on or relied on in the United Kingdom by anyone who is not a relevant person.

MiFID II professionals/ECPs-only/No PRIIPs KID. Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

This announcement contains inside information under Regulation (EU) 596/2014 (16 April 2014).